UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU ANNOUNCES SECOND QUARTER 2011 VOLUMES VARIATIONS

(Santiago, Chile, July 8, 2011) – CCU reported today preliminary second quarter and year to date 2011 sales by volume variations.

The preliminary variations by country are the following:

	Q2’11 Change	YTD June 2011 Change
CHILE[1]	0.4%	3.4%
ARGENTINA[2]	9.5%	8.0%
TOTAL	2.5%	4.5%

CCU plans to release its consolidated second quarter results on August 3, 2011.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.

[1]|||

1 Includes Beer Chile, Non alcoholic beverages, Wine (domestic and exports, excluding bulk) and Spirits.

2 Includes Beer Argentina considering exports to third countries, Wine Argentina (domestic and exports) and Cider.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: July 15, 2011